FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2011

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue                            Amounts as to which                           Names of exchanges
                                                        registration is effective                          on which registered

N/A                                           N/A                                             N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

_________

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

In connection with the issuance by the Province of Ontario of US$150,000,000  Floating Rate Notes due April 1, 2015 (the “Notes”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit (g)	Terms Agreement dated as of April 16, 2012, including the Pricing Supplement dated April 16, 2012 with respect to the Notes; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

April 19, 2012	PROVINCE OF ONTARIO (Name of registrant)
By: /s/ Irene Stich Name: Irene Stich Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (g):	Terms Agreement dated as of April 16, 2012, including the Pricing Supplement dated April 16, 2012 with respect to the Notes; and Schedule of Expenses.

EXHIBIT (g)
Province of Ontario

Medium-Term Notes

Terms Agreement

                  April 16, 2012

Ontario Financing Authority
One Dundas Street West
Suite 1400
Toronto, Ontario
M5G 1Z3

Attention:	Director, Capital Markets Operations
Capital Markets Division

Re:  US$150,000,000 Floating Rate Notes due April 1, 2015

Ladies and Gentlemen:

This Terms Agreement is entered into pursuant to Section 2(b) of the Distribution Agreement dated April 6, 2011, among the Province of Ontario and the Agents party thereto, as supplemented by the New Agent Supplemental Agreement between the Province of Ontario and Goldman Sachs International dated April 13, 2012 (collectively, the “Distribution Agreement”).  Capitalized terms contained in this Terms Agreement shall have the meanings assigned to them in the Distribution Agreement to the extent not defined herein.

The undersigned agrees to purchase US$150,000,000 aggregate principal amount of Notes.  The terms of the Notes are set forth in the pricing supplement attached hereto as Exhibit A. The Time of Sale with respect to US$100,000,000 aggregate principal amount of the Notes was 12:00 p.m. (Toronto time) on April 13, 2012 and with respect to US$50,000,000 aggregate principal amount of the Notes was 3:30 p.m. (Toronto time) on April 16, 2012.

GOLDMAN SACHS INTERNATIONAL

By:     /s/ David Vyravipillai
                        (Goldman Sachs International)

Accepted: April 16, 2012

Province of Ontario

By:      /s/  Irene Stich
Name: Irene Stich
Title:    Director, Capital Market Operations
           Capital Markets Division
                 Ontario Financing Authority

Exhibit A

Pricing Supplement with Respect to the Notes

Pricing Supplement No. 2, dated April 16, 2012                                                                           Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement Dated April 6, 2011                                                                                            Registration Statement
to Prospectus Dated May 13, 2010                                                                                                                          No. 333-165529

PROVINCE OF ONTARIO

US$150,000,000

MEDIUM-TERM NOTES, SERIES USMTN1

Floating Rate Notes

☒ Book-Entry Notes                                             ☐   Certificated Notes

Issuer:                                                              Province of Ontario

Title:                                                                Floating Rate Notes due April 1, 2015

Aggregate Principal Amount:                            US$150,000,000

Trade Date:                                                     April 13, 2012, with respect to US$100,000,000 of the
                   Notes, and April 16, 2012, with respect to
                                                                       US$50,000,000 of the Notes1

Issue Date (Settlement Date):                           April 18, 2012 (T+3, with respect to US$100,000,000 of the
                                                                       Notes, and T+2, with respect to US$50,000,000 of the Notes)

Stated Maturity Date:                                       April 1, 2015

Public Offering Price:                                       100%, plus Accrued Interest

Day Count Convention:                                    Actual / 360

Accrued Interest:                                              Interest from and including April 2, 2012 (the first
Interest Payment Date of the Notes of the same series
traded February 22, 2012 and February 23, 2012) to but
excluding April 18, 2012 (the Settlement Date of the
Notes offered hereby)

CUSIP# / ISIN#:                                             68323TAA1/US68323TAA16

Registrar, Fiscal Agent, Transfer Agent and
Principal Paying Agent:                                     The Bank of New York Mellon

Interest Rate Basis:                                           ☐ CD Rate
                                                                        ☐    Commercial Paper Rate
                                                                        ☐    Federal Funds Rate
                                                                        ☒ USD LIBOR
                                                                        ☐ Prime Rate
                                                                        ☐ Treasury Rate
                                                                        ☐ Other (specify):

Index Maturity:                                                 3 months

Spread (plus or minus):                                     + 15bps

Spread Multiplier:                                             N/A

Designated USD LIBOR Page:                         Reuters page LIBOR01

Maximum Interest Rate:                                    N/A

Minimum Interest Rate:                                     N/A

Calculation Agent:                                             The Bank of New York Mellon

Interest Determination Date(s):                          Two London Business Days prior to each Interest Reset Date

Interest Reset Date(s):                                      January 1, April 1, July 1 and October 1 of each year, commencing April 1, 2012

Interest Payment Dates:                                    January 1, April 1, July 1 and October 1 of each year up
to and including the Stated Maturity Date, subject to the
Modified Following Adjusted business day convention.

Interest Rate Reset Period:                                ☐    Daily
 ☐ Monthly
 ☒   Quarterly
 ☐    Semi-annually
 ☐ Annually
 ☐    Other (specify):

Interest Payment Period:                                    ☐    Daily
 ☐    Monthly
 ☒   Quarterly
 ☐    Semi-annually
 ☐    Annually
 ☐    Other (specify):

First Interest Payment Date:                              July 3, 2012, for interest accruing from and including
April 2, 2012 to but excluding July 3, 2012.

OPTION TO ELECT REDEMPTION:             ☐ Yes         ☒ No
Redemption Date(s):
Initial Redemption Percentage:
Annual Redemption Percentage Reduction:

OPTION TO ELECT REPAYMENT:               ☐ Yes         ☒ No
Repayment Date(s):

ORIGINAL ISSUE DISCOUNT:      ☐ Yes  ☒ No
Issue Price:
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period OID:

Minimum Denominations:                                  US$2,000 and integral multiples of US$1,000 in excess thereof

Agent(s):                                                          ☐  BMO Capital Markets Corp.
                                                                        ☐  CIBC World Markets Corp.
☐  Deutsche Bank Securities Inc.
☐  HSBC Securities (USA) Inc.
☐ Merrill Lynch, Pierce, Fenner & Smith Incorporated
☐  Morgan Stanley & Co. Incorporated
☐  National Bank Financial Inc.
☐  RBC Capital Markets, LLC
☐  Scotia Capital (USA) Inc.
☐  TD Securities (USA) LLC
☒  Other (specify):  Goldman Sachs International

Agent’s Discount or Commission (%):               0.00%

Agent’s Discount or Commission ($):                none

Aggregate Accrued Interest to Issuer:               US$41,210.00 (16 days)

Net Proceeds to the Province:                          US$150,041,210.00

Acting as Agent                                                Agent is acting as Agent for the sale of Notes by the
Province at a price of [       ] % of the principal amount

Acting as Principal                                            Agent is purchasing Notes from the Province as
principal for resale to investors and other purchasers at:
                                                                        ☒ a fixed public offering price of 100% of the principal amount, plus Accrued Interest
☐     varying prices related to prevailing market prices at
        the time of resale to be determined by such Agent

1 The US$100,000,000 aggregate principal amount of Notes traded April 13, 2012 and the US$50,000,000 aggregate principal amount of Notes traded April 16, 2012 will constitute part of the same series of Medium Term Notes, Series USMTN1, as the US$250,000,000 aggregate principal amount of Notes traded February 22, 2012 and the US$100,000,000 aggregate principal amount of Notes traded February 23, 2012.  All US$500,000,000 aggregate principal amount of such Notes will be fungible and consolidated and will have identical terms and conditions.

Schedule of Expenses

It is estimated that the expenses of the Province of Ontario in connection with the sale of the Note will be as follows:

Securities and Exchange Commission fee	US$	10,400
Printing/Edgarizing expenses		1,000
Fiscal Agent, Paying Agent, Transfer Agent, Calculation Agent and Registrar Administration Fee and expenses		23,600
Legal fees and expenses		15,000
Rating Agency fees and Miscellaneous expenses		1,650
	US$	51,650 ======